UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Item 1.01 Entry into a Material Definitive Agreement

On August 21, 2025, Sagtec Global Limited (“Sagteс” or the “Company”) entered into a licensing and technology collaboration agreement (the “Licensing Agreement”) with Kinetic Seas Incorporated (“Kinetic Seas”). On October 29, 2025, the parties announced via press release that they have executed an addendum to the Licensing Agreement (the “Addendum,” and together with the Licensing Agreement, the “Agreement”).

Kinetic Seas is a Colorado corporation specializing in artificial intelligence and software development technologies. Under the Agreement, Sagtec obtained rights to utilize Kinetic Seas’ Skilliks platform and AI technologies, and the parties agreed to jointly develop and commercialize AI and enterprise software solutions for Sagtec’s current and prospective client base.

Under the Addendum, the original licensing fee of US$2,000,000, including a 25% deposit, is deemed fully satisfied upon Sagtec’s issuance of 5,500,000 Class A Ordinary Shares to Kinetic Seas. Such shares are subject to Rule 144 restrictions, with a holding period beginning August 21, 2025. Upon issuance, Sagtec’s payment obligations for the licensing fee are fully settled.

Under the Agreement, a revenue-sharing model will be adopted for customer AI development and deployment projects, with 70% of net revenue to Sagtec and 30% of net revenue to Kinetic Seas, calculated based on gross project receipts less agreed direct project costs. Payments to Kinetic Seas are due within seven days of Sagtec receiving customer payment.

The Addendum expands the scope of services to include end-to-end AI product development, engineering, deployment, and maintenance.

Kinetic Seas will:

●	Remain Sagtec’s exclusive AI development and technology partner in Southeast Asia

●	Provide full-cycle software development, DevOps, testing, system integration, and technical documentation services

●	Support commercialization, pre-sales, and market expansion activities

●	Deliver turnkey solutions to Sagtec’s client base, including more than 12,000 SaaS clients

Sagteс retains the right to operate and commercialize the Skilliks platform, including a white-labeled version (“Skilliks-my”), and will collaborate with Kinetic Seas on joint AI software projects and enterprise deployments. Jointly developed intellectual property will be governed by shared-IP principles outlined in the Licensing Agreement, with ownership and rights defined in future statements of work.

The Agreement and a copy of the press release is furnished as Exhibit 99.1 and Exhibit 99.2 respectively.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Licensing Agreement and Addendum dated August 21, 2025 and October 29, 2025 between the Company and Kinetic Seas Inc
99.2	Press Release dated November 4, 2025 titled: “Sagtec Global Limited and Kinetic Seas Inc. Finalize Landmark Partnership to Accelerate AI Co-Development Across Malaysia, Indonesia, Singapore, and the Philippines”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: November 4, 2025

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